UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aventura Holdings, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

5555 Anglers Avenue, Suite 9
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida, 33312
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Aventura Holdings, Inc. (the “Registrant”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 within the prescribed time period, which inability could not be eliminated by the Registrant without unreasonable effort or expense, because it will require additional time to analyze and review the accounting related to its majority owned subsidiary Ohio Funding Group, Inc.

As a result of these events, the Company was not able, without unreasonable effort or expense, to conclude all of the processes and procedures necessary for it to complete the preparation of its consolidated financial statements (including those related to the controlled subsidiary) and to file its Annual Report on Form 10-Q for the fiscal quarter ended September 30, 2007 within the period prescribed for the filing of such report. The Company anticipates that it will complete such processes within the five day period prescribed by Rule 12b-25.

The information provided in this Form 12b-25 may contain forward looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words “intends,” “believes,” and “expects,” or similar expressions or future conditional verbs such as “may” or “will.” Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Craig A. Waltzer	(305)	937-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

n/a

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Company’s Quarterly Report on Form 10-Q for the following reasons:

On October 5, 2006, the Company filed a Form 8-K reporting, among other things, that it had, through the exercise of a Warrant, acquired a majority interest in Ohio Funding Group, Inc. Therefore, the majority owned subsidiary’s operations will be reflected in the consolidated financial statements of the Company.

The Company expects its September 30, 2007 quarterly results of operations to include financing revenues of $14,670 from the majority owned subsidiary and a net loss of $98,449 or (nil) per share.

Aventura Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2007	By	/s/ Craig A. Waltzer
Craig A. Waltzer Chief Executive Officer, President, and Director